SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                         Baldwin Piano and Organ Company
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    058246109
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                                 (CUSIP Number)

       Mr. Herbert A. Denton                  George Lander, Esq.
       c/o Providence Capital Corporation     c/o Morse, Zelnick, Rose & Lander
       730 Fifth Avenue                       450 Park Avenue
       New York, New York 10019               New York, New York 10022
       (212) 888-3200                         (212) 838-4175
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 8, 1999
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

CUSIP No. 058246109               SCHEDULE 13D                 Page 2 of 6 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Herbert A. Denton
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      AF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        185,300
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            75,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               185,300
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        75,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      260,300
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.54%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 058246109               SCHEDULE 13D                 Page 3 of 6 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      U.S. Value Investment Co. plc          n/a
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Ireland
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                  7     SOLE VOTING POWER

                        185,300
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               185,300
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      185,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.37%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 19, 1999 (the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Common Stock"), of Baldwin Piano & Organ Company, a Delaware corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 3      Source and Amounts of Funds or Other Consideration

      Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

      Since the date of the Schedule 13D, USVI has acquired 5,000 shares of Common Stock at $8.00 per share. The purchase price for the Common Stock was provided from its working capital.

Item 4      Purpose of Transaction

      Item 4 to the Schedule 13D is hereby amended to read as follows:

      The Reporting Persons, acquired shares of Common Stock of the Issuer for investment purposes in the ordinary course of their investment activities. While the Reporting Persons believe that the Issuer's Common Stock is undervalued in the stock market relative to the aggregate value of the Issuer's three businesses (musical instruments, consumer installment financing of keyboard instruments, and contract electronics manufacturing) if sold to appropriate potential strategic purchasers, they have no specific plans or proposals with respect thereto. The Reporting Persons intend to continue to monitor any and all value enhancing actions taken by the Issuer.

      The Issuer appointed Denton to its board of directors effective September 8, 1999. There are no contractual arrangements between Denton and the Issuer with respect to his appointment as a director.

      The Reporting Persons may purchase additional shares or sell their existing shares in the open market or in private transactions. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D

Item 5      Interest in the Securities of the Issuer

      Item 5 to the Schedule 13D is hereby amended so that the subsections included below read as follows:

      (a) The aggregate number of shares of Common Stock which are beneficially owned by Denton is 260,300 (185,300 of such shares are owned as of record by USVI to which Denton is sole advisor, and 75,00 of such shares are owned by Providence Investors, LLC, to which Denton is a co-advisor), representing 7.54% of the 3,452,826 shares of such class reported to be outstanding in the Issuer's most recent Quarterly Report on Form 10Q. The aggregate number of shares of Common Stock which are beneficially owned by USVI is 185,300, representing 5.37% of the 3,452,826 shares of such class reported to be outstanding in the Issuer's most recent Quarterly Report on Form 10Q.

      (b) Both USVI and Denton may be deemed to have sole power to vote and sole power to dispose of 185,300 shares. Denton is deemed to have shared power to vote and shared power to dispose of 75,000 shares.

      (c) On August 19, 1999, USVI purchased 5,000 shares of Common Stock at $8.00 per share on the open market.

            Except as set forth herein, none of the Reporting Persons has effected any transactions in the Common Stock since the filing of the Schedule 13D.

Item 7      Materials to be filed as Exhibits

      Exhibit 1 - Agreement between Denton and USVI pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (incorporated by reference to the Schedule
13D).

                                    Signature

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 1999

                                US Value Investment Co. plc

                                By: /s/ Herbert A. Denton
                                    ------------------------------
                                        Herbert A. Denton, Advisor

                                /s/ Herbert A. Denton
                                ----------------------------------
                                        Herbert A. Denton